NOLAN S. TAYLOR

(801) 933-7366
FAX (801) 933-7373
taylor.nolan@dorsey.com

May 2, 2006

VIA FEDERAL EXPRESS AND EDGAR Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 4561 Washington, D.C. 20549 Attention: Mark P. Shuman

Re:	The SCO Group, Inc	.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 1, 2006
File No. 333-130609

Dear Mr. Shuman:

This letter responds to your letter dated March 22, 2006, in which you set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced registration statement (the “Registration Statement”) of The SCO Group, Inc. (the “Company”).  Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (the “Amendment”) on behalf of the Company.

The Amendment has been filed on Form S-3 because the Company is once again eligible to use that form.  General Instruction I to Form S-3 sets forth the eligibility requirements for use of Form S-3.  General Instruction I.A.3 requires that the registrant (a) have been “subject to the requirements of Section 12 or 15(d) of the Exchange Act and have filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement” on Form S-3 and (b) have “filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement…”

General Instruction I.B.3 to Form S-3 permits the use of Form S-3 for transactions involving secondary offerings that relate to “outstanding securities to be offered for the account of any person other than the issuer…if securities of the same class are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association.”

The Company satisfies these requirements.  As required by General Instruction I.A.3(a), the Company has been subject to the filing requirements of the Exchange Act since March 2000 and has filed all material required to be filed pursuant to Section 13, 14 or 15(d) for the last twelve months.  As required by General Instruction I.A.3(b), the Company has timely filed all reports required to be filed since May 1, 2005.  As required by General Instruction I.B.3, the Registration Statement relates to a secondary offering of the Company’s common stock, which is quoted on the Nasdaq Capital Market.

For the Staff’s convenience, the Company has reproduced each of the Staff’s comments in this letter and indicated the Company’s response thereto immediately following each comment, setting off each response with bold type.

Form S-1
Selling Stockholders, page 51

1.                                       The disclosure you reference on page 30 does not inform readers of the prospectus of the material terms of the transaction in which the selling stockholders acquired their stock.  Please expand this section of the prospectus to convey the information you provide in the response letter concerning the transaction with the selling stockholders.  Please see Item 507 of Regulation S-K, and note that the issuance of the stock to the selling stockholders is a transaction or relationship within the past three years that must be discussed to respond to the referenced disclosure guideline.

In response to the Staff’s request, the Company has added the first paragraph to the “Selling Stockholder” section on page 8.

Financial Information

2.                                       Please update all of the financial information herein to include the three month period ended January 31, 2006.  In this regard, please see Item 3.01(f) of Regulation S-X.

By virtue of the Company’s filing the Amendment on Form S-3, financial information for the three-month period ended January 31, 2006 has been incorporated by reference to the Company’s Quarterly Report on Form 10-Q.  See page 14 of the Amendment.

In addition to responding to the specific comments set forth above, the Company has made conforming changes to the registration statement throughout the document.  The Company and we are available to discuss any issues presented by the responses contained in this letter or to respond to further comments.

Sincerely,

DORSEY & WHITNEY LLP

/s/ Nolan S. Taylor
Nolan S. Taylor

cc:  Bert B. Young, The SCO Group, Inc.